                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 6)*


                           Whittaker Corporation
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)


                                 966680407
                               (CUSIP Number)


                              Douglas Schloss
                         Marcus Schloss & Co., Inc.
               One Whitehall Street, New York, New York 10004
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              January 3, 1994
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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- --------------------
CUSIP NO. 966680407
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Marcus Schloss & Co., Inc.
            TP # 13-5676531
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [  ]

                                                (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
            WC, BK
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [X]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             705,400*
    SHARES  ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               705,400*
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER

- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            705,400*
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 8.5%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            BD
- ------------------------------------------------------------

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- --------------------
CUSIP NO. 966680407
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Douglas Schloss
            SS # ###-##-####
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [  ]

                                                (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
            Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             705,400*
    SHARES  ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               705,400*
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER

- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            705,400*
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 8.5%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            IN
- ------------------------------------------------------------

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- --------------------
CUSIP NO. 966680407
- --------------------
- ------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Richard P. Schloss
            SS # ###-##-####
- ------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [  ]

                                                (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
            Not Applicable
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
- ------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             705,400*
    SHARES  ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               705,400*
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER

- ------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            705,400*
- ------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                [  ]
- ------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 8.5%
- ------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

            IN
- ------------------------------------------------------------

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*     Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss & Co., Inc. and thus, each of Douglas Schloss, Richard P. Schloss and Marcus Schloss & Co., Inc. may be considered to have beneficial ownership of and voting and dispositive power relating to the 705,400 Shares of Whittaker Corporation.

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            The Statement on Schedule 13D, dated November 22, 1989 and amended by Amendments Nos. 1, 2, 3, 4 and 5 thereto dated, respectively, March 6, 1990, August 24, 1990, December 19, 1990, January 8, 1991 and June 29, 1992 (the "Schedule 13D"), of Marcus Schloss & Co., Inc. relating to shares of common stock, par value $.01 per share, of Whittaker Corporation, a Delaware corporation, is hereby restated and amended as set forth herein. Douglas Schloss and Richard P. Schloss, each of whom may be deemed to control Marcus Schloss & Co., Inc., are also reporting on this Schedule 13D.

Item 1.     Security and Issuer.

            The class of equity securities to which this Statement relates is shares of common stock, par value $.01 per share (the "Shares"), of Whittaker Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 10880 Wilshire Boulevard, Los Angeles, California 90024.

Item 2.     Identity and Background.

            This Statement is being filed by Marcus Schloss & Co., Inc. a New York corporation ("Marcus Schloss"), Douglas Schloss and Richard P. Schloss. The principal business of Marcus Schloss is as a broker-dealer. Marcus Schloss's address is One Whitehall Street, New York, New York 10004.

            On July 10, 1989, following a jury trial in the United States District Court for the Southern District of New York (the "Court"), Marcus Schloss was found guilty on one count each of conspiracy in violation of 18 U.S.C. Sec. 371 and securities fraud in violation of 15 U.S.C. Sec. 78j(b) and 17 C.F.R. Sec. 240.10b-5. Marcus Schloss was acquitted on the other six counts charged against it in the related indictment. On April 12, 1990 the Court sentenced Marcus Schloss to pay a concurrent fine of $480,350 for its convictions on both the foregoing counts and to pay a special assessment of $400. These amounts have been paid.

            On February 3, 1988, without admitting or denying any allegations of the complaint filed against it by the Securities and Exchange Commission (the "SEC"), Marcus Schloss consented to entry of a final judgment by the Court enjoining it from violating Sections 10(b) and 14(e) of the Securities Exchange Act of 1934 and Rules 10b-5 and 14(e) thereunder. The action related to trading in connection with the securities of certain companies which were the subject of proposed or anticipated tender offers, mergers or change of control transactions. Marcus Schloss also

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consented to the entry on February 5, 1988 of an order by the SEC in a related administrative proceeding, which censured the firm and required it to engage a consultant to review and make recommendations as to certain internal policies and procedures.

            The sole executive officers of Marcus Schloss are Douglas Schloss and Richard P. Schloss. Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss and, accordingly, each of them is a reporting person hereunder. The directors of Marcus Schloss are Douglas Schloss, Richard P. Schloss and James C. Cusumano.

            The following information is provided in response to Item 2 for Douglas Schloss, Richard P. Schloss and James C. Cusumano:

      I.    (a)   Douglas Schloss

            (b)   Marcus Schloss & Co., Inc.
                  One Whitehall Street
                  New York, New York  10004

            (c)   Chairman and Chief Executive Officer
                  Marcus Schloss & Co., Inc.
                  One Whitehall Street
                  New York, New York  10004

            (d) Mr. Schloss has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Schloss has not, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

            (f)   U.S.A.

      II.   (a)   Richard P. Schloss

            (b)   Marcus Schloss & Co., Inc.
                  One Whitehall Street
                  New York, New York  10004

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            (c)   Director, President and Chief
                    Operating Officer
                  Marcus Schloss & Co., Inc.
                  One Whitehall Street
                  New York, New York  10004

            (d) Mr. Schloss has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Schloss has not, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

            (f)   U.S.A.

      III.  (a)   James C. Cusumano

            (b)   Marcus Schloss & Co., Inc.
                  One Whitehall Street
                  New York, New York  10004

            (c)  Director and Vice President
                  Marcus Schloss & Co., Inc.
                  One Whitehall Street
                  New York, New York  10004

            (d) Mr. Cusumano has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Mr. Cusumano has not, during the last five years, been party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.

            (f)   U.S.A.

            The list of executive officers and directors of Marcus Schloss formerly contained in Schedule A to the Schedule 13D is hereby deleted. Irwin Schloss, the former President of Marcus Schloss who filed Amendment No. 5 to the Schedule 13D jointly with Marcus Schloss, is no longer an officer or control person of Marcus Schloss and therefore is not required to participate in the filing of this Amendment No. 6.

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Item 3.     Source and Amount of Funds or Other Consideration.

            The aggregate amount of funds used by Marcus Schloss to purchase the 705,400 Shares beneficially owned by Marcus Schloss was $4,580,987 including commissions.

            The funds used by Marcus Schloss to purchase the Shares came from working capital and margin transactions for Marcus Schloss financed by the Bank of New York, Bank of Tokyo, Bankers Trust Company and/or Chemical Bank in the ordinary course of such banks' and Marcus Schloss's businesses.

            It is anticipated that the funds required for any further purchases of Shares would come from similar sources.

Item 4.     Purpose of Transaction.

            Marcus Schloss originally acquired Shares in 1989 in connection with arbitrage and other activities in the ordinary course of business of Marcus Schloss as a broker-dealer.

            As Marcus Schloss has previously disclosed, the purpose of the transaction has not been, and is not, to acquire control of the Company's business. Marcus Schloss has no intention, plan or proposal with respect to paragraphs (a) through (j). In addition, Marcus Schloss has determined that it no longer holds the Shares in connection with arbitrage activities. Marcus Schloss instead holds the Shares in the ordinary course of its business and not in connection with, or as a participant in, any transaction which has or would have the effect of changing or influencing the control of the Company. Marcus Schloss, Douglas Schloss and Richard P. Schloss therefore intend this Amendment No. 6 to constitute their final filing on Schedule 13D in respect of the Shares. Marcus Schloss will in the future file statements on Schedule 13G in respect of the Shares to the extent required by applicable law.

Item 5.     Interest in Securities of the Issuer.

            (a) As of the close of business on January 3, 1994, Marcus Schloss beneficially owned an aggregate of 705,400 Shares, representing approximately 8.5% of the 8,329,912 Shares outstanding, as most recently reported by the Company on its Quarterly Report on Form 10-Q for the period ended July 31, 1993. Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss which has record ownership of the Common Stock identified above. Each of Douglas Schloss, Richard P. Schloss and

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Marcus Schloss thus may be considered to have beneficial ownership of the entire 705,400 Shares held of record by Marcus Schloss.

            (b) Marcus Schloss has the sole power to vote and the sole power to dispose of all such Shares. Douglas Schloss and Richard P. Schloss, each of whom may be deemed to control Marcus Schloss, direct the investments and voting of Marcus Schloss. Schedule A hereto sets forth all transactions in Shares by Marcus Schloss during the 60 day period prior to January 4, 1994.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Marcus Schloss or its controlling persons, and any director or executive officer of Marcus Schloss, or its controlling persons, or between any such person and any other person with respect to any securities of the Company.

Item 7.     Material to Be Filed as Exhibits.

            Exhibit A:  Joint Filing Agreement

DISCLAIMER

            Each of Douglas Schloss and Richard P. Schloss hereby declares that the filing of this Amendment No. 6 to Schedule 13D shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein.

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                                 SIGNATURE


            After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 1994


                                    MARCUS SCHLOSS & CO., INC.



                                    By: /s/ Douglas Schloss
                                        Douglas Schloss
                                        Chairman and Chief
                                          Executive Officer



                                          DOUGLAS SCHLOSS



                                          /s/ Douglas Schloss
                                          Douglas Schloss



                                          RICHARD P. SCHLOSS



                                          /s/ Richard P. Schloss
                                          Richard P. Schloss

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                                 SCHEDULE A


            This Schedule sets forth information with respect to each transaction in the Shares which was effected by Marcus Schloss & Co., Inc. during the 60 days prior to January 4, 1994. All transactions were effected in the open market on the United States securities exchanges through a broker.

                                               Number of
       Trade             Settlement             Shares              Price Per
       Date                 Date                 Sold                Share*                 Total

      12/30/93             1/6/94                5,000               $16.00               $ 80,000

      12/31/93             1/7/94                5,000                16.25                 81,250
                                                10,000                                    $161,250































               *    Excludes commissions.

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                               EXHIBIT INDEX


                                                                  Exhibit
                                                                  Tag No.

Exhibit A                Joint Filing Agreement                   Ex-1

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